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                             June 6, 2022

       Peter Yu
       Chief Executive Officer
       Cartesian Growth Corporation
       505 Fifth Avenue, 15th Floor
       New York, NY 10017

                                                        Re: Cartesian Growth
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 13, 2022
                                                            File No. 333-262644

       Dear Mr. Yu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2022 letter.

       Amendment No. 1 to Form S-4 filed May, 13, 2022

       General

   1. Please discuss the potential impact on the transaction related to the resignation of BofA
                                                        Securities, Inc. Also,
disclose the role BofA Securities, Inc. played in the various transactions as your
financial advisor in the background of the business combination section beginning on
page 126 consistent with your response to prior comment 14. Please note that the comments
in this letter apply to BofA Securities and its subsidiaries and affiliates in any
capacity. We note the disclosure on page 132 that preliminary due diligence findings were
delivered to Cartesian from its advisors during the months of June and July, 2021. Please
clarify which advisors you are referring to that provided
                                                        preliminary due
diligence findings.
 Peter Yu
FirstName  LastNamePeter  Yu
Cartesian Growth Corporation
Comapany
June 6, 2022NameCartesian Growth Corporation
June 6,
Page  2 2022 Page 2
FirstName LastName
2. If BofA Securities, Inc. advised you on the business combination and related transactions, please add a risk factor that the board of directors engaged with an advisor who assisted in their consideration of the transaction who have subsequently withdrawn, and explain whether the board has undertaken any additional procedures in reviewing the recommendation in light of the withdrawal of its advisor on whom it relied. If not, please disclose why the board did not opt to revisit the information on which they advised and discuss the risks to investors.
3. If BofA Securities, Inc. advised you on the business combination and related transactions, please disclose its role in preparing the financial information shared with the board of directors, and disclose whether the board of directors considered assessing the financial
         information again in light of the financial institution   s
unwillingness to be associated with
         it in any way. Please also disclose that a resignation signifies that the financial institution is unwilling to be associated with the underlying work and disclosure; accordingly, investors should not place any reliance that any third party has participated in the preparation or analysis of this information.
4. We note your disclosure on page 142 that BofA Securities Inc. waived its fees under its engagement letters. To the extent that such fees relate to services that have already been rendered, please add a risk factor that discloses that such services have already been rendered, yet BofA Securities Inc. is waiving such fees and disclaims responsibility for the
         Form S-4 registration statement. Clarify the unusual nature of any such fee waiver and the impact of it on the evaluation of the business combination.
5. Please tell us whether you are aware of any disagreements with BofA Securities Inc. and any other of the advisors referred to in the registration statement regarding the disclosure in the financial statements in the Form S-4 registration statement.
6. Please tell us whether BofA Securities, Inc. was involved in the preparation of any disclosure that is included in the registration statement, including any analysis underlying the disclosure in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the projected financial information beginning on page 147. If so, clarify its involvement, whether it has retracted any work product associated with the transaction, and also include a risk factor describing its role in connection with the preparation of the registration statement and that they disclaim any liability in connection with such disclosure included in the registration statement.
7. Please provide us with the engagement letter with BofA Securities, Inc. Please disclose any ongoing obligations pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, and discuss the impacts of those obligations on you in the registration statement.
8. Please provide us with a letter from BofA Securities, Inc. stating whether it agrees with the statements made in your prospectus related to its resignation and, if not, stating the respects in which it does not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with BofA Securities, Inc. and whether it either
 Peter Yu
FirstName  LastNamePeter  Yu
Cartesian Growth Corporation
Comapany
June 6, 2022NameCartesian Growth Corporation
June 6,
Page  3 2022 Page 3
FirstName LastName
         agrees or does not agree with the conclusions and the risks associated with such outcome.
         If it does not respond, please revise your disclosure to indicate you have asked and not received a response and include disclosure about such fact and the risks to investors.
         Additionally, please indicate that you will not speculate about the reasons that BofA
         Securities, Inc. withdrew from its role as financial advisor and forfeited its fees, if applicable, after doing substantially all the work to earn its fees, as applicable.
Have the Target Companies ever operated as a combined business?, page 20

9. We note your response to prior comment 5 and reissue in part. To the extent applicable, please describe any affiliation between the companies.
What vote is required to approve each proposal at the Special Meeting?, page 31

10. We note your response to prior comment 7 and reissue in part. Consistent with your disclosure on page 122, please discuss here what percentage of public shareholders need to vote in favor of the Business Combination Proposal and Domestication Proposal in
         order to approve the proposals. In that regard we note that your Sponsor, directors and officers have agreed to vote any Founder Shares or Ordinary Shares owned by them in favor of the proposals.
Summary of the Proxy Statement/Prospectus, page 36

11. We note your response to prior comment 8. Consistent with the graphic depictions beginning on page 230, please provide a graphic depiction of the Target companies and
         Cartesian prior to the business combination in the summary, and also include a post-
         combination organizational chart that includes the percentage of voting power that
         Cartesian   s current public shareholders will have, taking into
account the voting power of
         any Class B shares, in the summary.
Unaudited Pro Forma Condensed Combined Financial Information, page 223

12. We note the resignation of BofA Securities, Inc. Please expand your disclosures associated with the pro forma information that begins on page 223 to fully describe the implications of these resignations on your ability to complete the transaction as currently described in the registration statement. For example, please address the following points.
             Describe the services that you had arranged to obtain from BofA Securities, Inc. that are yet to be provided in order to earn the fees that you indicate would be forfeited, and disclose what consideration was given to hiring a new financial advisor.
             Identify any facets of the minimum and maximum redemption scenarios that could change as either a direct or indirect result of the resignation. Describe the extent to which the availability of financing that is currently
             contemplated could be curtailed, how you would expect to manage such change, and indicate the thresholds at which the transaction may not proceed if this becomes a possibility.
 Peter Yu
FirstName  LastNamePeter  Yu
Cartesian Growth Corporation
Comapany
June 6, 2022NameCartesian Growth Corporation
June 6,
Page  4 2022 Page 4
FirstName LastName
13. Please update your pro forma ownership table on page 225 to include related shares.
Note 1. Description of the Business Combination, page 232

14. Please update your diagram that depicts the Company's organizational structure immediately following the Completion of the Business Combination to include both voting and economic ownership percentages.
15. In your Sources and Uses of Funds for the Business Combination on page 233, please tell us and disclose how you determined the amounts of estimated sources of funds for existing shareholder rollover equity and sponsor and independent directors.
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of
September 30, 2021, page 245

16. We note your response to prior comment 20. Please explain how the $9.2 million tax receivable agreement bridges the $52 million difference between the amount of consideration offered disclosed in the footnote ($1,131) million and the amount disclosed on page 155 of the filing ($1,079) million. Further, regardless of what comprises the difference, tell us why amounts disclosed for total consideration offered are not the same throughout the filing.
17. We note your response to prior comment 21. Please address the second part of our comment. Specifically, to the extent entities are identified inconsistently within the filing, revise to provide a consistent description.
18. You disclose in footnote (e) that the adjustment for $100 million represents the secondary purchase of partnership interests in Alvarium Tiedemann, or the Aggregate Cash
         Consideration to be distributed to the members of the TIG Entities and TWMH. You also disclose on page 2, that Alvarium Tiedemann means the Company after it has been
         renamed    Alvarium Tiedemann Holdings, Inc.    Please clarify how the
use of the $100
         million is for partnership interests in Alvarium Tiedemann when it is to be distributed to the members of the TIG Entities and TWMH.
19. In your disclosure of footnote (f) please disclose the following if true, that total consideration for allocation of $1,131.1 million excluding the fair value of earn-out consideration of $109.6 million represents the $1,012 million adjustment to additional paid-in-capital and non-controlling interest in subsidiaries adjustment of $543.7 million represents Umbrella Class B common units held by TWMH and TIG Entities Members.
20. We note your response to prior comment 20. Please disclose in footnotes (f)(1) and (f)(5), the share consideration issued in the business combination to each respective party.
Note 5- Earnings/Loss per Share, page 250

21. We note your response to prior comment 22. Please remove the historical book value per share of Cartesian as we do not believe this is a useful metric when compared to proforma
 Peter Yu
FirstName  LastNamePeter  Yu
Cartesian Growth Corporation
Comapany
June 6, 2022NameCartesian Growth Corporation
June 6,
Page  5 2022 Page 5
FirstName LastName
         combined book value per share. Also, please disclose that your Class B shares have not been included in your calculation of Economic shares outstanding as they are voting only shares.
Business of Alvarium Tiedemann, page 268

22.      We note your response to prior comment 24. Please provide an itemized analysis
         providing your calculations with respect to the value of Alvarium
Tiedemann   s
         subsidiaries' assets (exclusive of government securities and cash items) on an unconsolidated basis, as per Section 3(a)(1)(C) of the 1940 Act. For example, please provide a calculation of the asset values (in USD) representing
Alvarium Tiedemann   s
         81.3% ownership interest in its subsidiaries, Alvarium Asset and Alvarium Wealth.
Managements Discussion and Analysis of Financial Condition and Results of Operations for
TWMH, page 327

23. We note your response to prior comment 27. With a view of providing investors with insight into underlying revenues trends, please tell us and revise your disclosures as necessary, how your clients evaluate the performance of their investment accounts managed by you, and how such evaluation could impact related revenues.
24. You disclose that the increase in general, administrative and other expenses for TWMH for the year ended December 31, 2021 was attributable to $5.1 million of transaction expenses related to the Business Combination. We also note on page 333, that you adjust for transaction related costs of $4.6 million in your calculation of Adjusted EBITDA for
         TWMH. Please reconcile this difference and revise your disclosures as necessary.
Management's Discussion and Analysis of Financial Condition and Results of Operations of the
TIG Entities, page 340

25. We acknowledge your response to our prior comment 32. Please tell us why the individual partners 49.37% Class D-1 equity interest is not presented as non-controlling interest in the TIG consolidated financial statements. Disclose the basis for the calculation of the affiliate profit-share in TIG Arbitrage as presented on page 350, including how such amount reconciles to the TIG consolidated financial statements. Further, in your non-
         GAAP reconciliation table provide a detailed explanation regarding the distinction between the 49.37% class D-1 equity interest and the remaining 50.63% equity interest in
         TIG arbitrage strategy. Also, change caption "c" on the face of the reconciliation table for
         "Affiliate profit-share in TIG Arbitrage" to caption "d" so it aligns with the disclosure provided beneath the table.
Financial Statements of TWMG, page F-35

26. Please tell us how the purchase and sale of investments of $1,138.7 million and $778.6 million as presented in the consolidated statements of cash flows reconciles to the investment activity in Notes 3. Variable Interest Entity, Note. 4 Amortization and
 Peter Yu
Cartesian Growth Corporation
June 6, 2022
Page 6
         impairment of assets and goodwill, and Note. 5 Investments at fair value.
27. We note your response to prior comment 38. Specifically, that there was no upfront cash payment for the acquisition of your 40% interest in Constantia AG. However, you disclose in your filing that you made payments towards the acquisition of $1,236,076 and
         $1,206,855 in the years ended December 31, 2021 and 2020, respectively. Thus, please tell us where these payments are reflected in your statement of cash flows.
Financial Statements of TIG, page F-63

28. We note your response to prior comment 36. The staff notes that providing revenue recognition disclosure in Management's discussion and analysis does not permit omission of this information from the financial statements. As such, as it pertains to TIG, please revise your financial statements to include the information required by ASC 606-10-50-5.
29. Please tell us and disclose why the valuation methodology and techniques for Investment in Unaffiliated Management Companies as disclosed on page F-74 changed from the market approach, comparable companies and recent transactions in 2020 to discounted cash flow in 2021. Please also enhance your disclosures to provide a rollforward of these investments. and a narrative description of the uncertainty of the fair value measurements. Refer to ASC 820-10-50-2 (bbb)(i), (c), (d) and (g).
        You may contact Jacob Luxenburg at 202-551-2339 or Michelle Miller at 202-551-3368
if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNamePeter Yu                                    Sincerely,
Comapany NameCartesian Growth Corporation
                                                              Division of
Corporation Finance
June 6, 2022 Page 6                                           Office of Finance
FirstName LastName